Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 752119-5018 Main: 214-252-2700 Fax: 214-252-2750

NOVEMBER 12, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             RSP Permian, Inc.

Draft Registration Statement on Form S-1
Submitted October 8, 2013
CIK No. 0001588216

Ladies and Gentlemen:

Set forth below are the responses of RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2013, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001588216, confidentially submitted to the Commission on October 8, 2013 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.  For your convenience, we have hand-delivered three copies of this letter as well as three copies of the Registration Statement marked to show all revisions made since the initial submission of the Draft Registration Statement.

For your convenience, each of our responses are prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to pages numbers and captions correspond to the Registration Statement unless otherwise specified.  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Draft Registration Statement on Form S-1

General

1.                                      On your prospectus cover page, you state that you qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:                            We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in our initial public offering have confirmed to us that they have not published or distributed any research reports about us in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.  We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

Prospectus Summary, page 1

Our Company, page 2

Identified Drilling Locations(1), page 3

2.                                      Here you enumerate 1750 horizontal and vertical well locations in five different geologic zones and 338 locations to which you attributed proved undeveloped reserves. Please amend your document here and on page 85 to disclose how many of 1750 locations, if any, expire in each of the years 2013-2015; and how many of the 338 PUD locations and associated PUD reserves, if any, that expire prior to scheduled drilling.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages 3, 4, 85 and 86 of the Registration Statement.

3.                                      On page 5, you present “Effective Horizontal Acreage(1)” — the sum of your surface acreages that overlie each of the five different zones. Please amend your document here and on page 87 to disclose the data which you have used to attribute prospectivity to your acreage; e.g. the number of well penetrations, seismic data, well performance, and other data. Include or cross reference your total gross and net surface acres as disclosed on page 99.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages 5 and 87 of the Registration Statement.  In addition, we respectfully submit that our total gross and net surface acreage is disclosed in the first sentence of the paragraph preceding the table that presents our Effective Horizontal Acreage.

Estimated Total Proved Reserves, page 5

4.                                      Please amend your document here and on page 87 to disclose the volumes of oil, natural gas and natural gas liquids that comprise the estimated ultimate recoveries or “EURs” for your 10 horizontal wells - 452 MBOE to 626 MBOE - as well as the average production for June, 2013 - 8,286 BOEPD. This comment applies to all disclosure situations where the differences in product prices could significantly under or overstate the value of equivalent hydrocarbon volume presented, e.g. acquisitions, production rates, EURs.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages 4, 5, 6, 7, 9, 10, 11, 61, 86, 87, 88, 89, 93, 127 and 128 of the Registration Statement.

Spanish Trail Acquisition, page 9

5.                                      You state that you issued net profits interests or “NPIs” in your properties to ACTOIL. Please expand this to disclose whether these NPI reserves are included in your disclosed proved reserves estimates for year-end 2012 and June 30, 2013. If true, please support your claim to these reserves.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages 11 and 129 of the Registration Statement.

Although there is limited authoritative literature with respect to an NPI, we respectfully submit that our policy of including the NPIs issued to ACTOIL in our proved reserve estimates is consistent with industry practice.  For example, the results of a survey published in the textbook PDI Petroleum Accounting, Seventh Edition indicates that a preponderance of respondents did not assign reserves to an NPI obligation.

We also note that, as a result of the events described in “Recent Events and Formation Transactions—Corporate Formation Transactions,” the NPIs issued to ACTOIL will be terminated and our pro forma financial statements and operating and reserve information presented in the Registration Statement give effect to such termination.

Emerging Growth Company, page 13

6.                                      We note your disclosure that you “will” irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act. Please revise to more clearly state your election under Section 107(b) of the JOBS Act. Please refer to Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available at: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

RESPONSE:                            We have revised the disclosure on page 14 of the Registration Statement to clearly state that we have opted out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

Risk Factors, page 24

Reserve estimates depend on many assumptions that may turn out to be inaccurate..., page 29

7.                                      You state “[i]n addition, we may adjust reserve estimates to reflect production history, results of exploration and development, existing commodity prices and other factors, many of which are beyond our control.” Please amend your document to discuss risks associated with those reserve estimation items over which you have control, e.g. (initial) hydrocarbons in place, recovery efficiencies, initial production rates, production decline rates.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see page 29 of the Registration Statement.

Business, page 84

Summary of Pro Forma Oil and Natural Gas Reserves, page 96

8.                                      Please amend your document to explain the changes between your pro forma proved reserves effective December 31, 2012 and those effective June 30, 2013 due to each of revisions, acquisitions, divestitures, extensions/discoveries, improved recovery and production.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see page 96 of the Registration Statement.

Pro Forma PUDs, page 97

9.                                      Please expand your discussion here to disclose the figures for the PUD reserves you divested in 2012 and in the six months ending June 30, 2013.

RESPONSE:                            We acknowledge the Staff’s comment.  All PUD reserves that we divested in 2012 and in the six months ending June 30, 2013 were disposed in connection with the Resolute Disposition.  This divestiture had no impact on our pro forma PUDs because all pro forma reserve information for our properties contained in the Registration Statement give effect to the Resolute Disposition.

10.                               The incurred capital costs for the development of your PUD reserves appear to be about $57/BOE (=$62 million/1,089 MBOE) for the six months ending June 30, 2013. Projected unit development costs appear to be $20/BOE or less for the year ending December 31, 2012 reserve estimates (from the standardized measure, pages F-67, F-74 and F-80). The projected unit total costs (production, ad valorem taxes and capital) for the summed PUD reserve estimates from the four June 30, 2013 third party reports appear to be about $32/BOE. Please explain the differences between the historical and projected costs and address whether these higher costs indicate a trend.

RESPONSE:                            We acknowledge the Staff’s comment.  We respectfully submit that we incurred the capital costs for the development of our PUD reserves as well as the development of horizontal wells that were booked as probable prior to drilling. We have revised the Registration Statement to more clearly present the capital spent for the development of our PUD reserves by separately disclosing the capital spent to convert PUDs to proved developed reserves and the capital spent to convert non-proved reserves to proved developed reserves.  Please see page 97 of the Registration Statement. In addition, we do not believe there is a significant difference between historical and projected costs.

Average costs (per MBoe):, page 98

11.                               Please explain to us how oil and gas transportation costs are incorporated in your historical and projected — in your standardized measure - production costs and/or 12 months’ average product prices. Be advised that in our view, transportation costs should be reflected in either the prices you are paid or the costs you incur.

RESPONSE:                            Pursuant to our marketing contracts, transportation costs related to our oil production and sales are reflected as a deduction to the prices we are paid.  Transportation costs related to our gas production and sales are included in our lease operating expenses.  The Registration Statement has been revised to include this information.  Please see page 98 of the Registration Statement.

Management, page 113

12.                               For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages 113, 114 and 115 of the Registration Statement.

Outstanding Equity Awards at 2012 Fiscal Year-End, page 117

13.                               Please disclose the material terms of the incentive units and profits interests. For example, please disclose the “fundamental change” transactions upon which vesting will be fully accelerated.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see page 120 of the Registration Statement.

Principal and Selling Stockholders, page 124

14.                               Clarify which of the shareholders listed under “Selling Stockholders and Other 5% Stockholders” the selling stockholders. Also, indicate the natural person who is the beneficial owner - i.e. having voting or investment power — of the shares held by non-persons. See Item 507 of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment.  We have not yet determined which of the stockholders listed under “Selling Stockholders and Other 5% Stockholders” will be selling stockholders.  We undertake to separately list Selling Stockholders and Other 5% Stockholders (if any) once such determination has been made.

The Registration Statement has been revised to identify the person or persons who have voting or investment control over the Company’s securities that is owned by an entity.  Please see pages 125 and 126 of the Registration Statement.

Index to Financial Statements, page F-1

Unaudited Pro Forma Combined Financial Statements, page F-2

Introduction, page F-2

15.                               Please revise the introductory language regarding your pro forma financial statements to include a statement that your pro forma statements of operations are not indicative of your operations going forward because they necessarily exclude various operating expenses.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see page F-3 of the Registration Statement.

16.                               Please clarify for us the difference between the “Rising Star Excluded Assets” column on page F-4 with the “Rising Star DevCo Excluded Assets” column on pages F-5 and F-6.

RESPONSE:                            The “Rising Star Excluded Assets” and the “Rising Star DevCo Excluded Assets” refer to the same assets.  We have revised the Registration Statement to only refer to such assets as the “Rising Star Excluded Assets.”  Please see pages F-5 and F-6 of the Registration Statement.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7

Note 3 — Supplemental Disclosure of Oil and Natural Gas Operations, page F-16

17.                               We note that you have made reference to pro forma oil and natural gas reserve information. However, it appears the historical pro forma supplemental oil and natural gas reserve disclosure has been omitted. Please furnish the supplementary disclosures described in FASB ASC 932-235-50-3 through 50-11 as part of your pro forma financial statements.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised to include such disclosures.  Please see pages F-16 and F-17 of the Registration Statement.

Standardized Measure of Discounted Future Net Cash Flows, page F-16

18.                               For consistency, please revise the table on page F-17 so that the columns, viewed from left to right, are in the same order as those presented for the pro forma financial statements. For example, we note the column for “Rising Star Excluded Assets” is positioned directly after the column labeled “Historical Predecessor” in the pro forma financial statement on page F-4.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages F-17 and F-18 of the Registration Statement.

19.                               As you will no longer be a tax exempt entity upon the completion of your offering, please add a footnote to the calculation of the standardized measure of discounted future net cash flows on a pro forma basis to disclose the amount of future income tax expense that would have been included as of December 31, 2012 if you were not a tax exempt entity.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see page F-17 of the Registration Statement.

Predecessor Financial Statements

Unaudited Historical Combined Financial Statements

Combined Balance Sheets, page F-22

20.                               The line item titled “Deferred revenue” appears to represent the proceeds earned by ACTOIL, LLC from the properties sold in December 2012 and March 2013. Please tell us why you believe the characterization of this line item as deferred revenue is appropriate. With your response, please tell us why the cash recorded in connection with this transaction is presented as part of cash flows from financing activities in your statement of cash flows.

RESPONSE:                            The agreement that governs the NPI investment (the “NPI Agreement”) requires RSP Permian, L.L.C. to maintain a separate “Net Profits Account” that is used to track the cumulative Net Profits (as defined in the NPI Agreement).  At each quarter end, ACTOIL as the NPI holder is entitled to 25% of Net Profits, if any.  Net Profits is calculated in general as revenues less operating expenses less capital expenditures.  A deficit occurs in the Net Profits Account when the revenues are less than the operating expenses and capital expenditures.

When RSP Permian, L.L.C. and other non-operated working interest owners sold properties to Resolute in December 2012 and March 2013, which sale is more fully described in “Recent Events and Formation Transactions—Recent Acquisitions and Dispositions—Resolute Disposition,” the proceeds attributable to ACTOIL as the NPI holder were used to reduce the deficit in the Net Profits Account to zero and then the remainder of the proceeds were distributed to ACTOIL.

A portion of the deficit in the Net Profits Account was accumulated based on cumulative financial results from properties that were not sold in the Resolute Disposition and remain with RSP Permian, L.L.C.  When ACTOIL as the NPI holder elected to use its proceeds from the Resolute Disposition to reduce the Net Profits Account to zero, it resulted in a reduction in the Net Profits Account deficit in advance of actual revenues exceeding operating expenses and capital expenditures on the retained properties.  Therefore, in order to properly reflect the early reduction of the deficit in the Net Profits Account, RSP Permian, L.L.C. recorded deferred revenue.  The Net profits account deficit account is typically reduced when Revenues exceed Operating Expenses and Capital Expenditures.

Based on the preceding, the Deferred revenue was recorded in financing activities because it was related to proceeds that were advanced to RSP Permian, L.L.C. but fundamentally would be restored to ACTOIL in the future at such time that revenues exceeded operating expenses and capital expenditures on the properties retained.  We respectfully submit that we believe this cash inflow is properly classified as financing activities in accordance with ASC 230-20, which states “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.”

Combined Statements of Operations, page F-23

21.                               We note you present “Gain on sale of assets” as a component of “Other Income (Expense).” It appears that this amount should be presented as part of operating income. Please revise. Refer to FASB ASC 360-10-45-5.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to present “Gain on the sale of assets” as a part of operating income.  Please see pages 18, 58, 69, 73, F-5, F-6, F-23 and F-47 of the Registration Statement.

Notes to Unaudited Combined Financial Statements

Note 5 — Credit Agreement, page F-36

22.                               Please revise your disclosure stating that the Revolving Credit Facility had an outstanding balance of approximately $25 million and $110 million as of June 30, 2013 and December 31, 2012 to more accurately indicate the amounts shown on the combined balance sheets (i.e., $27 million and $111.6 million, respectively).

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages F-38 and F-62 of the Registration Statement.

Note 9 — Members’ Equity, page F-41

23.                               We note that incentive units were issued as part of the RSP LLC Agreement. Please tell us about the performance, market, and service conditions associated with these awards. In addition, please explain your statement that these incentive units were deemed immaterial to the historical financial statements. Refer to FASB ASC 718-10-25.

RESPONSE:                            Certain incentive units are available to be issued to management and employees of RSP Permian, L.L.C., consisting of Tier I, Tier I A, Tier II, Tier III and Tier IV units.  These incentive units only participate in distributions upon liquidation events meeting certain requisite financial return thresholds. Subject to vesting provisions, the holders of the incentive unit of each Tier are entitled to a disproportionate share of distributions upon the achievement of certain distribution thresholds.

Certain members of management were granted Tier I and I A units that vest ratably over three years based on service and these units may attain value after certain return thresholds are achieved.  Under FASB ASC 718-10-25-21, such units would require compensation cost to be calculated for the fair value of these units recognized ratably over the service period.  However, because the extent of our ability to achieve these return thresholds was uncertain at the grant date and the timing of such thresholds being met was indeterminable, we concluded these units had no value.

Tier II, III and IV units vest when such units meet certain return thresholds or performance conditions; however, vested and unvested units are forfeited if employment of the holder is terminated for any reason.  In consideration of these performance conditions, we have not recorded any compensation cost in our historical financial statements because the occurrence of the performance conditions is not probable.  It is not probable that a payout event will occur upon completion of the offering to which the Registration Statement relates.

We have revised the Registration Statement to provide additional information regarding the incentive units.  Please see pages F-42, F-43, F-66 and F-67 of the Registration Statement.

24.                               We note the disclosure per page 65 of your submission stating that the holders of incentive units may be entitled to a portion of the proceeds to be received upon the sale of shares of your common stock. Please tell us whether the consummation of your planned offering would fulfill this condition. If so, please disclose the amount of compensation expense that will be recognized and any amounts that will be deferred along with the period over which the deferred expense will be recognized.

RESPONSE:                            The consummation of our planned offering will not result in the holders of incentive units being entitled to a portion of the proceeds to be received upon the sale of shares of our common stock.  We have revised pages 65, F-42 and F-67 of the Registration Statement to so clearly state.

Note 10 — Commitments and Contingencies, page F-42

25.                               We note your representation stating: “Management believes it is remote that the impact of such matters will have an adverse effect on the Predecessor’s financial position or results of operations.” Please expand your disclosure to provide management’s conclusion with regard to the potential impact on the Predecessor’s cash flows.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised as requested.  Please see pages F-43 and F-67 of the Registration Statement.

Historical Combined Financial Statements

26.                               Please consider the impact of the above comments on your annual financial statements.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised.  Please see pages F-47, F-62 and F-67 of the Registration Statement.

Combined Statements of Cash Flows, page F-48

27.                               We note that you classify cash payments on settled derivatives as part of cash flows from operating activities and net premiums paid for put options as part of cash flows from investing activities. Please provide us with an explanation for your policy regarding the classification of these cash flows. Refer to FASB ASC 230-10-45. With your response, please tell us what has been netted with the premiums paid.

RESPONSE:                            We respectfully submit that we believe our policy conforms to ASC 230-10-45-27, which states, “Generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item.”

We believe that the classification of cash payments or receipts upon settlement of derivatives as operating cash flows is acceptable and common in the oil and natural gas industry for companies that do not utilize hedge accounting.  ASC 230-10-45-27 indicates that had hedge accounting been utilized, the Predecessor could have accounted for the cash flows as operating activities because operating activities represent the same category as the cash flows from the items being hedged.  We believe that this concept from ASC 230-10-45-27 supports that the cash flow presentation should reflect the nature of the cash flows, as we view derivative cash flows as an integral part of our operations and that whether the Company elected to utilize hedge accounting or not should not be the determining factor.

Further, we believe that a premium paid for a put option at inception of the contract is analogous to “the purchase or sale of a futures contract,” as described in ASC 230-10-45-27 and therefore has been classified as an investing activity.

In 2011, the Predecessor sold existing put options and purchased additional put options.  The cash amounts presented on page F-49 represent the single payment made to the counterparty for the premium owed (for the purchased put), net of the premium due (from the sold put).

Notes to Combined Financial Statements

Note 11 — Supplemental Disclosure of Oil and Natural Gas Operations, page F-65

28.                               It does not appear that the disclosure of 1) capitalized costs relating to oil- and gas-producing activities, 2) costs incurred for property acquisition, exploration, and development activities, and 3) results of operations for oil- and gas-producing activities have been provided. Please revise to provide all of the disclosure required by FASB ASC 932-235-50.

RESPONSE:                            We acknowledge the Staff’s comment, and the Registration Statement has been revised.  Please see pages F-68 and F-69 of the Registration Statement.

29.                               Here you state “[t]he Predecessor’s proved oil and natural gas reserves as of December 31, 2012 and 2011 were prepared internally by management and not by independent third party petroleum consultants.” On page F-66, you state “[f]or the year ended December 31, 2012, the Predecessor’s negative revision of 24,608 MBoe - which was 50% of proved reserves at January 1, 2012- of previous estimated quantities is primarily due to the change from internally prepared reserves reports to third party prepared reserves reports. Changes that occurred along with contracting a third party reserve engineer included: wells switching from vertical to horizontal and the recognition of three stream vs. two stream.” Please explain this inconsistency and amend your document to account for the large negative revisions. This comment also applies to the 2012 proved reserves reconciliations on page F-73 (“Spanish Trail”) and the 2012 proved reserve reconciliation on page F-79 (“Contributed Properties”).

RESPONSE:                            We acknowledge the Staff’s comment and respectfully submit that the Predecessor’s proved oil and natural gas reserves as of December 31, 2012 and 2011 were prepared internally by management and not by independent third party petroleum consultants.  We have revised the Registration Statement to remove references to a third party prepared reserve report as of December 31, 2012 and to explain the large negative revisions of previous proved reserve estimates.  Please see pages F-16, F-17, F-70, F-71, F-78 and F-84.

Exhibits

General

30.                               Please file all agreements required to be filed by Item 601(b)(10) of Regulation S-K. As examples, please file the RSP LLC Agreement, and the agreements effecting the transactions described under the heading “Corporate Formation Transactions” beginning on page 9.

RESPONSE:                            We acknowledge the Staff’s comment.  With respect to the Staff’s request that we file the RSP LLC Agreement, we respectfully advise the Staff that upon consummation of a corporate reorganization that will be completed in connection with our initial public offering (and which is described in “Recent Events and Formation Transactions—Corporate Formation Transactions—Corporate Reorganization” in the Registration Statement), RSP Permian, L.L.C. will become a wholly owned subsidiary of the Company.  As such, in connection with this reorganization, the RSP LLC Agreement will be amended to reflect its status as a single-member limited liability company.  For example, the RSP LLC Agreement will be revised to provide that the Company, as the sole member, will (i) receive the allocation of all profits, losses, gains, deductions and credits with respect to the operation of RSP Permian, L.L.C., (ii) be entitled to receive all distributions made by RSP Permian, L.L.C. and (iii) manage the business affairs of RSP Permian, L.L.C.  In addition, incentive units in RSP Permian, L.L.C. will be cancelled and exchanged for incentive units in RSP Permian Holdco, L.L.C., a Delaware limited liability company that will be formed prior to the corporate reorganization.  Due to the foregoing, we respectfully submit that the RSP LLC Agreement is not a material contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Further, because neither the Company nor its subsidiary will be a party to RSP Permian Holdco, L.L.C.’s LLC Agreement, we respectfully submit that such LLC Agreement is also not a material contract that would be required to be filed pursuant to Item 601(b)(10) of the Regulation S-K.

With respect to the Staff’s request that we file the agreements effecting the transactions described under the heading “Corporate Formation Transactions,” we submit that we will undertake to file such agreements, to the extent they are required to be filed, with a subsequent filing of the Registration Statement, and we acknowledge that the Staff will need sufficient time to review such exhibits.

Exhibits 99.1, 99.2, 99.4

31.                               You have not disclosed unproved reserves in your document. However three of your third party reserve report present estimated probable reserves figures. Please file third party reports which do not include unproved reserves information or provide that information in your registration statement. We remind that, if you choose to include such numbers, they must comply with Rule 3-10(a)(18) of Regulation S-X.

RESPONSE:                            We acknowledge the Staff’s comment.  We have filed amended reserve reports that do not present estimated probable reserve figures as Exhibits 99.1, 99.2 and 99.4 to the Registration Statement.

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If you have any questions with respect to the foregoing or, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

Enclosures

cc:                                Douglas E. McWilliams, Vinson & Elkins, L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.